[redacted]

10027136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-[illegible]

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hun USA L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Franklin Street, Suite 3300
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Wiercioch 312-324-3330
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Wiercioch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hun USA L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Controller
Title

Sworn and subscribed to me on the

24th day of February, 2010

Nancy J. Simenson
Notary Public

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Hun USA L.P.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Hun USA L.P. (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hun USA L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Hun USA L.P.

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	69,890
Securities owned		10,998,031
Dividends receivable		8,550
Other asset		10,000
Total assets	$	11,086,471
Liabilities and Partners' Capital		
Liabilities		
Securities sold, not yet purchased	$	7,984,468
Payable to clearing broker		1,722,440
Accrued expenses		49,828
Total liabilities		9,756,736
Partners' capital		1,329,735
Total liabilities and partners' capital	$	11,086,471

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Hun USA L.P. (the Company, a Delaware limited partnership) is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(6). The Company's operations consist of market-making activities in exchange-traded securities and derivative financial instruments. The Company commenced trading operations on July 1, 2009 and subsequently ceased operations and withdrew its registration as a broker-dealer with the Securities and Exchange Commission (SEC) effective January 1, 2010. The Company's General Partner is DNSJ Management LLC.

The Company has an agreement with Goldman Sachs Execution and Clearing, L.P. (GSEC) to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by GSEC to facilitate the Company's trading activities.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on trade-date. Securities and derivative financial instruments are stated at fair value with the change in unrealized gains and losses from the proceeding period reflected in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Fair value is generally based on published market prices.

Interest, dividends and rebates: Interest expense is recognized on an accrual basis. Dividend income and payments in lieu of dividends from equity securities sold, not yet purchased are recognized on the ex-dividend date and are presented net in the statement of operations. Rebates are recognized on an accrual basis and included in trading gains and losses.

Income taxes: The Company is not liable for federal income taxes as each partner recognizes a proportionate share of the Company's income or loss in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

The FASB issued new guidance on accounting for uncertainty on income taxes. The Company adopted this new guidance for the year ended December 31, 2009. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is subject to examinations by U.S. Federal and State Authorities for tax years starting and subsequent to 2009.

Recent accounting pronouncements: In May 2009, the FASB issued guidance that establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for annual periods ending after June 15, 2009. The Company has adopted this standard as of December 31, 2009.

Note 3. Fair Value of Financial Instruments

Financial instruments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under the fair value hierarchy, the inputs to valuation techniques are prioritized into the following levels:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Exchange-traded securities and derivative contracts that trade in active markets are valued using quoted market prices, and are classified within Level 1. In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1
Assets	
Securities owned:	
Equities	$ 9,422,576
Equity options	1,575,455
Total	$ 10,998,031
Liabilities	
Securities sold, not yet purchased:	
Equities	$ 7,165,326
Equity options	819,142
Total	$ 7,984,468

Note 4. Collateral

At December 31, 2009, securities owned collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

Note 5. Indemnifications

In the normal course of the business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as it would require future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 6. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Company's derivative activities are limited to the trading of equity options. These derivative contracts are recorded on the statement of financial condition as assets measured at fair values and the related realized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood.

Note 6. Derivative Instruments (Continued)

At December 31, 2009 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

	Derivatives Assets and Liabilities		
Type	Statement of Financial Condition Location	Assets (Liabiilties) at Fair Value	Number of Contracts
Equity options	Securities owned, pledged	$ 1,575,455	8,899
	Securities sold, not yet purchased	(819,142)	9,659

Note 7. Related-Party Transactions

An affiliate provides certain management and administrative services, such as occupancy, compensation and related taxes and benefits for the Company.

Note 8. Off-Balance-Sheet Risks

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded equity options contracts. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2009, at fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2009.

Note 8. Off-Balance Sheet Risks (Continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: Pursuant to its operation under Rule 15c3-1(a)(6), all of the Company's market-making activities are cleared by Goldman Sachs Execution and Clearance L.P. (GSEC), a broker-dealer. Pursuant to agreement, GSEC is required to, among other things, perform computations for and take security haircuts over the Company's market-making activities, perform computations for proprietary accounts of introducing brokers, finance, subject to certain limits, the Company's market-making activities and segregate certain assets on behalf of the Company. In the event of the insolvency of its clearing broker or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize the credit risk by monitoring the creditworthiness of its clearing broker.

In addition, the Company also enters into various transactions with other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of December 31, 2009, the Company had net capital and net capital requirements of approximately $1,311,000 and $250,000, respectively. The net capital rule may effectively restrict distributions to the Partners.

Note 10. Subsequent Events

The Company evaluated subsequent events through February 26, 2010, which represents the date that these financial statements were issued. The Company exited all open positions as of option expiration on January 15, 2010. Capital distributions of $1,306,778 were made to the limited partners on February 3, 2010 and the Company closed their GSEC brokerage accounts on February 12, 2010.